February 20, 2007

Mail Stop 4561

Liberty Diversified Holdings, Inc.
Att.: Mr. Wayne Bailey
Chief Financial Officer
2100 West Orangewood Avenue, Suite 220
Orange, CA 92868

Re: PCAOB Letter
        File No. 0-14047

Dear Mr. Bailey:

        As we advised you in our telephone conversation on February 20, 2007, you should file an Item 4.01 Form 8-K immediately. The filing was due on the fourth day after the date that your auditor/client relationship with Chisholm, Bierwolf & Nilson, LLC ended.

        Item 304 of Regulation S-K/S-B describes the disclosure required by the Item 4.01 Form 8-K. You should give a copy of the Form 8-K to your former auditors as soon as possible so they can file their letter required by Item 304. You are required to give them a copy no later than the date you file the Form 8-K with the Commission. They should file their letter with the Commission under the Item 4.01 designation no later than 10 business days after you file the Form 8-K.

        If you have any questions, please call Howard Efron at (202) 551-3439.

                                        Sincerely,

                                        Howard Efron
                                        Staff Accountant